Cary K. Hyden Partner Direct Dial: +714.755.8254 cary.hyden@lw.com	650 Town Center Drive, 20th Floor Costa Mesa, California 92626-1925 Tel: +1.714.540.1235 Fax: +1.714.755.8290 www.lw.com

FIRM / AFFILIATE OFFICES
	Abu Dhabi	Moscow
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March 8, 2011	Doha	Paris
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Via EDGAR and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Office of Mergers and Acquisitions

100 F Street, N.E.

Washington D.C. 20549

Attn: Peggy Kim

Re:	Beckman Coulter, Inc.

Schedule 14D-9 filed February 15, 2011

File No. 5-40103

Dear Ms. Kim,

On behalf of Beckman Coulter, Inc. (the “Company”), we submit this letter in response to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter, dated February 24, 2011 (the “Comment Letter”), regarding the Company’s Solicitation /Recommendation Statement on Schedule 14D-9, filed with the Commission on February 15, 2011 (the “Schedule 14D-9”).

The response of the Company to the Comment Letter is set forth below. To facilitate the Staff’s review, the Staff’s comment is reproduced below in italicized text, with the Company’s response immediately below the comments. References to page numbers correspond to the page numbers in the Schedule 14D-9.

The Company is concurrently filing via EDGAR an Amendment No. 3 to Schedule 14D-9 (“Amendment No. 3”).

Schedule 14D-9

Certain Financial Forecasts. page 25

1. We note that you have included non-GAAP financial measures in this section. Please advise us as to the consideration given to whether these non-GAAP projections would require additional disclosure pursuant to Rule 100(a) of Regulation G. We may have additional comments after we review your response.

We respectfully advise the Staff that, in response to the Staff’s comment, the Company has provided additional disclosure pursuant to Rule 100(a) of Regulation G in Amendment No. 3.

***

Please be advised that, in connection with the Comment Letter and the Company’s responses thereto, the Company hereby acknowledges the Staff’s position that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the above-referenced filing, (ii) the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the SEC from taking any action with respect to the above-referenced filing, and (iii) the Company may not assert the Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

If you have any questions or comments to this letter, please do not hesitate to me. In addition, please feel free to contact Paul D. Tosetti at (213) 891-8770 or Michael A. Treska at (714) 755-8197, both of Latham & Watkins LLP.

Sincerely,

/s/ Cary K. Hyden
Cary K. Hyden of Latham & Watkins LLP

cc:	Arnold A. Pinkston, Beckman Coulter, Inc.

Paul D. Tosetti, Latham & Watkins LLP

Michael A. Treska, Latham & Watkins LLP